                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                               (AMENDMENT NO. 1)

                   Under the Securities Exchange Act of 1934*

                          TESORO PETROLEUM CORPORATION
________________________________________________________________________________
                                (Name of Issuer)

                  Common Stock, par value $0.16-2/3 per share
________________________________________________________________________________
                         (Title of Class of Securities)

                                   881609101
________________________________________________________________________________
                                (CUSIP Number)

                             John M. Huggins, Esq.
                             Baker & Botts, L.L.P.
                         885 Third Avenue, Suite 1900
                           New York, New York 10022
                                (212) 705-5000
________________________________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               December 26, 1995
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

NOTE: THIS STATEMENT CONSTITUTES AMENDMENT NO. 1 TO THE SCHEDULE 13D OF EACH OF THE REPORTING PERSONS (AS DEFINED IN THE SCHEDULE 13D).

CUSIP No. 881609101
________________________________________________________________________________
  (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

     Kevin S. Flannery
________________________________________________________________________________
  (2)  Check the Appropriate Box if a Member of a Group
                                                                (a)  [X]
                                                                (b)  [ ]
________________________________________________________________________________
  (3)  SEC Use Only
________________________________________________________________________________
  (4)  Source of Funds

                                             PF, AF
--------------------------------------------------------------------------------
  (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
  (6)  Citizenship or Place of Organization

       United States/Republic of Ireland
--------------------------------------------------------------------------------
Number of      (7)  Sole Voting Power              0   shares
Shares Bene-                          ------------------------------------------
 ficially      (8)  Shared Voting Power      366,972   shares
 Owned by                             ------------------------------------------
Each Report-   (9)  Sole Dispositive Power         0   shares
 ing Person                           ------------------------------------------
   With       (10) Shared Dispositive Power  366,972   shares
--------------------------------------------------------------------------------
  (11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                             366,972   shares
--------------------------------------------------------------------------------
  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares    [X]
                                  See Item 5
________________________________________________________________________________
  (13) Percent of Class Represented by Amount in Row (11)

                                     1.5 %
--------------------------------------------------------------------------------
  (14) Type of Reporting Person (See Instructions)

                                  IN

CUSIP No. 881609101
--------------------------------------------------------------------------------
  (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

       Whelan Management Corp.
--------------------------------------------------------------------------------
  (2)  Check the Appropriate Box if a Member of a Group
                                                                (a)  [X]
                                                                (b)  [ ]
--------------------------------------------------------------------------------
  (3)  SEC Use Only
--------------------------------------------------------------------------------
  (4)  Source of Funds

                                             WC, AF
--------------------------------------------------------------------------------
  (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)    [ ]
--------------------------------------------------------------------------------
  (6)  Citizenship or Place of Organization

       Delaware
--------------------------------------------------------------------------------
 Number of            (7)  Sole Voting Power               0  shares
Shares Bene-               -----------------------------------------------------
  ficially            (8)    Shared Voting Power     340,615  shares
 Owned by                  -----------------------------------------------------
Each Report-          (9)  Sole Dispositive Power          0  shares
 ing Person                -----------------------------------------------------
   With              (10)  Shared Dispositive Power  340,615  shares
--------------------------------------------------------------------------------
  (11) Aggregate Amount Beneficially Owned by Each Reporting Person

       340,615    shares
--------------------------------------------------------------------------------
  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares    [ ]
--------------------------------------------------------------------------------
  (13) Percent of Class Represented by Amount in Row (11)

                                     1.4 %
--------------------------------------------------------------------------------
  (14) Type of Reporting Person (See Instructions)

                                  CO

CUSIP No. 881609101
--------------------------------------------------------------------------------
  (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

       George F. Baker
--------------------------------------------------------------------------------
  (2)  Check the Appropriate Box if a Member of a Group
                                                            (a)  [X]
                                                            (b)  [ ]
--------------------------------------------------------------------------------
  (3)  SEC Use Only
--------------------------------------------------------------------------------
  (4)  Source of Funds

                                               PF
--------------------------------------------------------------------------------
  (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)      [ ]
--------------------------------------------------------------------------------
  (6)  Citizenship or Place of Organization

                United States
--------------------------------------------------------------------------------
 Number of                 (7)  Sole Voting Power         110,000  shares
Shares Bene-                    ------------------------------------------------
  ficially                 (8)    Shared Voting Power           0  shares
 Owned by                       ------------------------------------------------
Each Report-               (9)  Sole Dispositive Power    110,000  shares
 ing Person                     ------------------------------------------------
   With                   (10)  Shared Dispositive Power        0  shares
--------------------------------------------------------------------------------
  (11) Aggregate Amount Beneficially Owned by Each Reporting Person

       110,000    shares
--------------------------------------------------------------------------------
  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares    [ ]
--------------------------------------------------------------------------------
  (13) Percent of Class Represented by Amount in Row (11)

                                     0.4  %
--------------------------------------------------------------------------------
  (14) Type of Reporting Person (See Instructions)

                                  IN

CUSIP No. 881609101
--------------------------------------------------------------------------------
  (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

       Alan Kaufman
________________________________________________________________________________
  (2)  Check the Appropriate Box if a Member of a Group
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
  (3)  SEC Use Only
--------------------------------------------------------------------------------
  (4)  Source of Funds

                                               PF
--------------------------------------------------------------------------------
  (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------
  (6)  Citizenship or Place of Organization

                United States
--------------------------------------------------------------------------------
 Number of                 (7)  Sole Voting Power         581,500  shares
Shares Bene-                    ------------------------------------------------
  ficially                 (8)    Shared Voting Power      20,000  shares
 Owned by                       ------------------------------------------------
Each Report-               (9)  Sole Dispositive Power    581,500  shares
 ing Person                     ------------------------------------------------
   With                   (10)  Shared Dispositive Power   20,000  shares
--------------------------------------------------------------------------------
  (11) Aggregate Amount Beneficially Owned by Each Reporting Person

                601,500    shares
--------------------------------------------------------------------------------
  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [X]
                                  See Item 5
--------------------------------------------------------------------------------
  (13) Percent of Class Represented by Amount in Row (11)

                                     2.4  %
--------------------------------------------------------------------------------
  (14) Type of Reporting Person (See Instructions)

                                  IN

CUSIP No. 881609101
--------------------------------------------------------------------------------
  (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

       Kaufman Children's Trust
--------------------------------------------------------------------------------
  (2)  Check the Appropriate Box if a Member of a Group
                                                              (a)  [X]
                                                              (b)  [ ]
--------------------------------------------------------------------------------
  (3)  SEC Use Only
--------------------------------------------------------------------------------
  (4)  Source of Funds

                                             WC, AF
--------------------------------------------------------------------------------
  (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------
  (6)  Citizenship or Place of Organization

                Indiana
--------------------------------------------------------------------------------
 Number of           (7)  Sole Voting Power              0  shares
Shares Bene-              ------------------------------------------------------
  ficially           (8)    Shared Voting Power     20,000  shares
 Owned by                 ------------------------------------------------------
Each Report-         (9)  Sole Dispositive Power         0  shares
 ing Person               ------------------------------------------------------
   With             (10)  Shared Dispositive Power  20,000  shares
--------------------------------------------------------------------------------
  (11) Aggregate Amount Beneficially Owned by Each Reporting Person

                20,000    shares
--------------------------------------------------------------------------------
  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  (13) Percent of Class Represented by Amount in Row (11)

                                     0.1  %
--------------------------------------------------------------------------------
  (14) Type of Reporting Person (See Instructions)

CUSIP No. 881609101
--------------------------------------------------------------------------------
  (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

       James H. Stone
--------------------------------------------------------------------------------
  (2)  Check the Appropriate Box if a Member of a Group
                                                            (a)  [X]
                                                            (b)  [ ]
--------------------------------------------------------------------------------
  (3)  SEC Use Only
--------------------------------------------------------------------------------
  (4)  Source of Funds

                                               PF
--------------------------------------------------------------------------------
  (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------
  (6)  Citizenship or Place of Organization

       United States
--------------------------------------------------------------------------------
 Number of                 (7)  Sole Voting Power         156,000  shares
Shares Bene-                    ------------------------------------------------
  ficially                 (8)    Shared Voting Power           0  shares
 Owned by                       ------------------------------------------------
Each Report-               (9)  Sole Dispositive Power    156,000  shares
 ing Person                     ------------------------------------------------
   With                   (10)  Shared Dispositive Power        0  shares
--------------------------------------------------------------------------------
  (11) Aggregate Amount Beneficially Owned by Each Reporting Person

       156,000    shares
--------------------------------------------------------------------------------
  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares    [ ]
--------------------------------------------------------------------------------
  (13) Percent of Class Represented by Amount in Row (11)

                                     0.6  %
--------------------------------------------------------------------------------
  (14) Type of Reporting Person (See Instructions)

                                  IN

CUSIP No. 881609101
--------------------------------------------------------------------------------
  (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

       Robert S. Washburn
--------------------------------------------------------------------------------
  (2)  Check the Appropriate Box if a Member of a Group
                                                                (a)  [X]
                                                                (b)  [ ]
--------------------------------------------------------------------------------
  (3)  SEC Use Only
--------------------------------------------------------------------------------
  (4)  Source of Funds

                                               PF
--------------------------------------------------------------------------------
  (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)    [ ]
--------------------------------------------------------------------------------
  (6)  Citizenship or Place of Organization

       United States
--------------------------------------------------------------------------------
 Number of                 (7)  Sole Voting Power               0  shares
Shares Bene-                    ------------------------------------------------
  ficially                 (8)    Shared Voting Power     233,336  shares
 Owned by                       ------------------------------------------------
Each Report-               (9)  Sole Dispositive Power          0  shares
 ing Person                     ------------------------------------------------
   With                   (10)  Shared Dispositive Power  233,336  shares
--------------------------------------------------------------------------------
  (11) Aggregate Amount Beneficially Owned by Each Reporting Person

       233,336    shares
--------------------------------------------------------------------------------
  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares    [ ]
--------------------------------------------------------------------------------
  (13) Percent of Class Represented by Amount in Row (11)

                                     0.9  %
--------------------------------------------------------------------------------
  (14) Type of Reporting Person (See Instructions)

                                  IN

CUSIP No. 881609101
--------------------------------------------------------------------------------
  (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

       Robert S. and Suzanne P. Washburn Revocable Trust
--------------------------------------------------------------------------------
  (2)  Check the Appropriate Box if a Member of a Group
                                                                   (a)  [X]
                                                                   (b)  [ ]
--------------------------------------------------------------------------------
  (3)  SEC Use Only
--------------------------------------------------------------------------------
  (4)  Source of Funds

                                             WC, AF
--------------------------------------------------------------------------------
  (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------
  (6)  Citizenship or Place of Organization

       California
--------------------------------------------------------------------------------
 Number of              (7)  Sole Voting Power              0  shares
Shares Bene-                 ---------------------------------------------------
  ficially              (8)  Shared Voting Power       39,545  shares
 Owned by                    ---------------------------------------------------
Each Report-            (9)  Sole Dispositive Power         0  shares
 ing Person                  ---------------------------------------------------
   With                (10)  Shared Dispositive Power  39,545  shares
--------------------------------------------------------------------------------
  (11) Aggregate Amount Beneficially Owned by Each Reporting Person

       39,545    shares
--------------------------------------------------------------------------------
  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares    [ ]
--------------------------------------------------------------------------------
  (13) Percent of Class Represented by Amount in Row (11)

                                     0.2  %
--------------------------------------------------------------------------------
  (14) Type of Reporting Person (See Instructions)

CUSIP No. 881609101
--------------------------------------------------------------------------------
  (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

       Robert S. Washburn, Trustee for the Robert S. Washburn Money Purchase, Pension and Profit Sharing Keogh Plan Trusts
--------------------------------------------------------------------------------
  (2)  Check the Appropriate Box if a Member of a Group
                                                                (a)  [X]
                                                                (b)  [ ]
--------------------------------------------------------------------------------
  (3)  SEC Use Only
--------------------------------------------------------------------------------
  (4)  Source of Funds

                                             WC, AF
--------------------------------------------------------------------------------
  (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------
  (6)  Citizenship or Place of Organization

                California
--------------------------------------------------------------------------------
 Number of              (7)  Sole Voting Power               0  shares
Shares Bene-                 ---------------------------------------------------
  ficially              (8)  Shared Voting Power       193,791  shares
 Owned by                    ---------------------------------------------------
Each Report-            (9)  Sole Dispositive Power          0  shares
 ing Person                  ---------------------------------------------------
   With                (10)  Shared Dispositive Power  193,791  shares
--------------------------------------------------------------------------------
  (11) Aggregate Amount Beneficially Owned by Each Reporting Person

       193,791    shares
--------------------------------------------------------------------------------
  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares    [ ]
--------------------------------------------------------------------------------
  (13) Percent of Class Represented by Amount in Row (11)

                                     0.8  %
--------------------------------------------------------------------------------
  (14) Type of Reporting Person (See Instructions)

     The undersigned hereby amend and supplement the Schedule 13D originally filed with the Securities and Exchange Commission on December 26, 1995, with respect to the undersigneds' beneficial ownership of shares (the "Shares") of Common Stock, par value $0.16 2/3 per share ("Common Stock"), of Tesoro Petroleum Corporation, a Delaware corporation (the "Company"). Capitalized terms not defined herein have the meanings assigned to them in the original
Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 of the original Schedule 13D is hereby amended and restated in its entirety to read as follows:

     Each of the Reporting Persons acquired its respective Shares and options to purchase Shares in order to obtain an equity position in the Company. As more fully explained below, the Reporting Persons plan to seek to acquire control of the Company through the replacement of the Company's current Board of Directors with the Committee Nominees.

     On December 14, 1995, certain of the Reporting Persons formed the Committee in order to take concerted action to enhance shareholder value of the Company. In the opinion of the Committee, the Shares are currently undervalued, and the Committee believes that the Board of Directors of the Company should be evaluating all alternatives available to the Company to maximize the value of the Company for all shareholders. The Committee believes, however, that the current Board of Directors and incumbent management have exhibited a sustained inability or unwillingness to take the actions necessary to enhance shareholder value.

     The Committee has determined to commence a consent solicitation to remove the existing members of the Board of Directors and replace them with a slate of nominees (the "Committee Nominees") consisting of Baker, Kaufman, Stone, Gale L. Galloway ("Galloway") and Douglas Thompson ("Thompson"). Galloway is the Chairman of the Board and Chief Executive Officer of GLG Energy, Inc., an independent oil and gas operator. Thompson is the Chairman of Digicon, Inc., a Delaware corporation based in Houston, Texas engaged in worldwide geophysical services. The Committee will shortly file preliminary solicitation materials with the Securities and Exchange Commission with respect to the removal of the existing Board, the election of the Committee Nominees and various related matters. Each Reporting Person intends to execute written consents supporting the actions proposed by the Committee.

     If elected, the Committee Nominees intend to conduct a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies and personnel. The Committee Nominees will consider alternative strategies to enhance stockholder value, including, among other things, changes in the Company's business policies and plans or corporate structure, along with sales of certain assets and operations. Based on the Committee's current knowledge of the Company, the Committee expects that the Committee Nominees, once elected, will adopt a strategic plan to enhance the value of the Company which will include as a principal element the prompt disposition of the Company's refinery business in order to enable the Company to focus on its core exploration and production business.

     On December 26, 1995, the members of the Committee commenced a lawsuit in the United States District Court for the Western District of Texas, San Antonio Division, against the Company and its Chief Executive, Bruce A. Smith. The action seeks, among other relief, a judgment (i) declaring that the Company's Rights Agreement dated December 16, 1985 (the Company's "poison pill") does not apply to the efforts of the Committee to solicit consents from other stockholders of the Company; (ii) declaring that the Company's By-laws permit removal of directors through stockholder action by written consent; (iii) enjoining the Company from delaying or otherwise unlawfully interfering with the efforts of the Committee to solicit consents from other stockholders; and (iv) declaring that the actions and disclosures of the Committee with regard to their effort to solicit consents are and have been in compliance with the Securities Exchange Act of 1934, as amended. A copy of the Committee's amended complaint is attached as Exhibit 7 to this Schedule 13D.

     On December 26, 1995, the Committee issued the press release attached as
Exhibit 8 hereto.

     The Reporting Persons intend to review on a continuing basis their respective investments in the Shares and may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional Shares in the open market or in privately negotiated transactions. Depending on the factors discussed herein, the Reporting Persons may, from time to time, retain or sell all or a portion of their respective holdings of the Shares in the open market or in privately negotiated transactions. In addition certain Reporting Persons may, from time to time, elect to acquire Shares through the exercise of options. Any open market or privately negotiated purchases or sales or option exercises may be made at any time without further prior notice. Each of the Reporting Persons reserves the right to cease his or its participation in a group with the other Reporting Persons.

     Any action that any of the Reporting Persons might undertake with respect to the Shares, including the exercise of options to purchase Shares currently held by certain Reporting Persons, will be dependent upon its or his individual review of numerous factors, including, among other things, the availability of Shares for purchase and the price levels of such Shares, general market and economic conditions, ongoing evaluation of the Company's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the actions of the management and the Board of Directors of the Company, and other future developments.

     Although the foregoing reflects activities currently contemplated by the Reporting Persons with respect to the Company, the foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will purchase additional Shares or take any of the other actions referred to above. Except as set forth above and in Item 6, none of the Reporting Persons has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Item 7 of the original Schedule 13D is hereby amended and restated in its entirety to read as follows (items marked with an * have been previously filed):


     *1. Written Agreement among the Reporting Persons regarding Joint Filing of
          Schedule 13D and Powers of Attorney.

     *2. Option Agreement, dated as of December 14, 1995, between Whelan and Stone.

     *3. Option Agreement, dated as of December 14, 1995, between Whelan and Baker.

     *4.  Agreement, dated as of December 14, 1995, between Whelan and Washburn.

     *5.  Option Agreements with various affiliates of Ardsley Advisory
          Partners.

      6.  Engagement Letter with Morrow & Co., Inc.

      7. Amended Complaint in the action Kevin S. Flannery, Alan Kaufman, Robert S. Washburn, James H. Stone and George F. Baker, individually and as members of the Stockholders Committee for New Management of Tesoro Petroleum Corporation vs. Tesoro Petroleum Corporation and Bruce A. Smith, filed on December 28, 1995, in the United States District Court for the Western District of Texas, San Antonio.

      8.  Press Release, dated December 26, 1995.

                                 SIGNATURE



  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 28, 1995


                                    /s/ Kevin S. Flannery
                                    ---------------------
                                    Kevin S. Flannery



                                    WHELAN MANAGEMENT CORP.


                                    By: /s/ Kevin S. Flannery
                                       ----------------------
                                    Name:  Kevin S. Flannery
                                    Title:  President



                                                *
                                    -------------------------
                                    George F. Baker


                                                *
                                    -------------------------
                                    Alan Kaufman


                                    KAUFMAN CHILDREN'S TRUST


                                    By:          *
                                       ----------------------
                                    Name:  Alan Kaufman
                                    Title:  Trustee


                                                *
                                    -------------------------
                                    James H. Stone

                                            *
                                    ----------------------------
                                    Robert S. Washburn



                                    ROBERT S. AND SUZANNE P.
                                    WASHBURN REVOCABLE TRUST


                                    By:            *
                                       -------------------------
                                    Name:  Robert S. Washburn
                                    Title:  Co-Trustee


                                    ROBERT S. WASHBURN MONEY PURCHASE, PENSION
                                    AND PROFIT SHARING KEOGH PLAN TRUSTS


                                    By:            *
                                       -------------------------
                                    Name:  Robert S. Washburn
                                    Title:  Trustee



                                    *By: /s/ Kevin S. Flannery
                                         -----------------------
                                         Kevin S. Flannery
                                         Attorney In Fact

SCHEDULE II

          Schedule II of the original Schedule 13D is hereby amended and restated in its entirety to read as follows:

          The following tables set forth all transactions in the Shares effected by the Reporting Persons since October 16, 1995. Price per Share excludes brokerage commissions.


                               FLANNERY ENTITIES
                            WHELAN MANAGEMENT CORP.
                            -----------------------
  TYPE OF                             NUMBER
TRANSACTION                DATE      OF SHARES  PRICE PER SHARE   LOCATION
-----------                ----      ---------  ---------------   --------
Purchase                   10/16/95      7,500            7 1/2   Exchange

Purchase                   10/16/95      8,000            7 5/8   Exchange

Sale                       10/18/95      3,000            8       Exchange

Sale                       10/18/95      7,000            7 7/8   Exchange

Sale                       10/25/95      8,000            8 3/8   Exchange

Sale                       10/25/95     42,000            8 1/4   Exchange

Purchase                   10/27/95        900            8 3/8   Exchange

Purchase                   10/27/95      2,000            8 1/2   Exchange

Purchase                   10/30/95     45,000            8 1/4   Exchange

Purchase                   11/15/95        500            7 7/8   Exchange

Purchase of                11/16/95    400,000            (1)     Private
 Option

Purchase (2)               11/20/95     12,000            7 1/2   Exchange

Purchase                   12/01/95      1,000            8 3/8   Exchange

Sale                       12/07/95      7,500            8 1/2   Exchange

Sale                       12/08/95     10,500            8 1/2   Exchange

Sale                       12/11/95     13,000            8 1/2   Exchange

Grant of Option            12/14/95    100,000            (3)     Private

Grant of Option            12/14/95    100,000            (3)     Private
---------------

/1/ The options are exercisable at a price of $8.25 per Share. The total purchase price for the options was $36,000.

/2/ Shares purchased upon exercise of call options. The price per share has not been adjusted to reflect the price paid for the option contracts.

/3/ The options are exercisable at a price of $8.25 per Share. The total sale price of the options was $18,000.


     In addition to the foregoing transactions by Whelan, the following table sets forth transactions effected by Whelan in call option contracts during the past two years. All such transactions were effected on a national securities or option exchange through a broker and reflect the trade date of each such transaction. Each call option contract represents the right to buy 100 shares of Common Stock at a price and until the date specified in the option contract, and the exercise price of each such option was $7.50 per Share. Price per Option Contract excludes brokerage commissions.


     TYPE OF                   NUMBER OF      PRICE PER OPTION
   TRANSACTION      DATE      CALL OPTIONS       CONTRACT
---------------     ----      ------------    ----------------
    Purchase      10/17/95         46             $ 87.50
    Sale          10/19/95         50             $125
    Sale          10/20/95         50             $106.25
    Purchase      10/26/95        120             $112.50



                                   FLANNERY

   TYPE OF                       NUMBER
 TRANSACTION        DATE        OF SHARES   PRICE PER SHARE  LOCATION
 -----------        ----        ---------   ---------------  --------

Sale                10/16/95      8,000          7 5/8        Exchange

Sale                12/19/95     10,000          8 3/8        Exchange


                          SEAN KENRICK FLANNERY TRUST

     The following table sets forth all transactions in securities of the Company effected by the Sean Kenrick Flannery Trust within the past two years:



  TYPE OF                  NUMBER
 TRANSACTION    DATE      OF SHARES  PRICE PER SHARE  LOCATION
 -----------    ----      ---------  ---------------  --------

Purchase        11/14/95        500       $7 7/8      Exchange

Purchase        11/15/95        500       $7 7/8      Exchange

     In addition to the foregoing transactions in Shares, the following table sets forth transactions effected by the Sean Kenrick Flannery Trust in call option contracts since October 16, 1995. All such transactions were effected on a national securities or option exchange through a broker and reflect the trade date of each such transaction. Each call option contract represents the right to buy 100 Shares at a price and until the date specified in the option contract, and the exercise price of each such option was $7.50 per Share. Price per Option Contract excludes brokerage commissions.


  TYPE OF                                               NUMBER
 TRANSACTION                     DATE                  OF SHARES                    PRICE PER SHARE
------------                     ----                  ---------                    ---------------
Purchase                         10/26/95                 80                            $112.50

Sale                             11/17/95                 80                            $ 50

Purchase                         11/17/95                 80                            $  1


                                     BAKER


  TYPE OF                                               NUMBER
 TRANSACTION                     DATE                  OF SHARES                    PRICE PER SHARE          LOCATION
------------                     ----                  ---------                    ---------------          --------
Purchase of                      12/14/95               100,000                      /1/                      Private
 Option
---------------

/1/  The options are exercisable at a price of $8.25 per Share.  The total purchase price for the options was $9,000.



                                    KAUFMAN

      The following table sets forth all transactions in the Shares affected by Kaufman since October 16, 1995 (prices marked with an * reflect commissions).


  TYPE OF                                               NUMBER
 TRANSACTION                     DATE                  OF SHARES                    PRICE PER SHARE          LOCATION
------------                     ----                  ---------                    ---------------          --------
Purchase                         10/16/95                10,000                         $7.675*               Exchange
Sale                             10/20/95                12,500                         $8.125                Exchange
Sale                             10/23/95                20,000                         $8.48*                Exchange
Sale                             10/25/95                 5,000                         $8.06*                Exchange
Purchase                         10/31/95                 2,000                         $7.875                Exchange
Purchase                          11/1/95                 5,000                         $8.05*                Exchange
Purchase                          11/9/95                 2,700                         $7.94*                Exchange
Purchase                         11/15/95                 5,000                         $7.8*                 Exchange
Purchase                         11/16/95                 4,500                         $7.75                 Exchange


                                     STONE



  TYPE OF                                               NUMBER
 TRANSACTION                     DATE                  OF SHARES                    PRICE PER SHARE          LOCATION
------------                     ----                  ---------                    ---------------          --------
Purchase of                      12/14/95               100,000                      /1/                      Private
 Option

Exercise of                      12/16/95                11,000                            8.37               Exchange
 Option
---------------

/1/ The options are exercisable at a price of $8.25 per Share. The total purchase price for the options was $9,000.

                               WASHBURN ENTITIES


                                WASHBURN TRUSTS


   TYPE OF                      NUMBER
 TRANSACTION          DATE    OF SHARES    PRICE PER SHARE  LOCATION
 -----------          ----    ---------    ---------------  --------
Sale                10/18/95     15,000         $8.375      Exchange

Sale                10/24/95      4,000         $8.375      Exchange

Purchase             12/4/95      3,100         $8.25       Exchange

Purchase             12/7/95      1,900         $8.25       Exchange



                           WASHBURN REVOCABLE TRUST

None

                                 EXHIBIT INDEX



*Exhibit 1        Written Agreement among the Reporting Persons regarding Joint
                  Filing of Schedule 13D and Powers of Attorney

*Exhibit 2        Option Agreement, dated as of December 14, 1995, between
                  Whelan and Stone

*Exhibit 3        Option Agreement, dated as of December 14, 1995, between
                  Whelan and Baker

*Exhibit 4        Agreement, dated as of December 14, 1995, between Whelan and
                  Washburn

*Exhibit 5        Option Agreements with various affiliates of Ardsley
                  Advisory Partners

Exhibit 6         Engagement Letter with Morrow & Co., Inc.

Exhibit 7 Amended Complaint in the action Kevin S. Flannery, Alan Kaufman, Robert S. Washburn, James H. Stone and George F. Baker, individually and as members of the Stockholders Committee for New Management of Tesoro Petroleum Corporation vs. Tesoro Petroleum Corporation and Bruce A. Smith, filed on December 28, 1995, in the United States District Court for the Western District of Texas, San Antonio

Exhibit 8         Press Release, dated December 26, 1995


___________________
*    Previously filed.